UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Amendment No. 1

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HELIUS MEDICAL TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, No Par Value Per Share

(Title of Class of Securities)

42328V504

(CUSIP Number of Class of Securities)

Philippe Deschamps

President and Chief Executive Officer

Helius Medical Technologies, Inc.

642 Newtown Yardley Road, Suite 100

Newtown, Pennsylvania, 18940

(215) 944-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Jeffrey Libson

Darren K. DeStefano

Cooley LLP

11951 Freedom Drive

Reston, VA 20190

(703) 456-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$18,863,815.64	$2,348.55

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in U.S. dollars in the offer will be effectively tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 2,741,146 shares of the issuer’s common stock, having an aggregate value of $18,863,815.64 as of July 9, 2018, calculated based on a Black-Scholes option pricing model, will be repriced pursuant to this offer.

**The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01245% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,348.55	Filing Party:	Helius Medical Technologies, Inc.

Form or Registration No.:	005-89397	Date Filed:	July 12, 2018

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note:

This Amendment No. 1 to Schedule TO (“Amendment No. 1”) amends and supplements the Schedule TO, filed with the Securities and Exchange Commission on July 12, 2018, in connection with the solicitation (the “Solicitation”) by the Company to holders of options to purchase shares of Class A common stock of the Company issued pursuant to the Company’s 2014 Stock Option Plan and/or 2016 Omnibus Incentive Plan (each, an “Option”), subject to specified conditions, to consent to amend each Stock Option Agreement between the Company and such Option holders to denominate the exercise price for each Option in United States Dollars (USD) rather than Canadian Dollars (CAD).

This Amendment No. 1 is the final amendment being filed in order to report the results of the Solicitation. Except as amended and supplemented hereby, all terms of the Solicitation and all disclosure set forth in the Schedule TO, and the Exhibits thereto, remain unchanged.

Item 4.	Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Solicitation expired at 12:00 a.m. (midnight), U.S. Eastern Time, on Wednesday, August 8, 2018. Pursuant to the Solicitation, the Company accepted consents to amend the terms Options to purchase an aggregate of 2,631,146 shares of common stock, representing 96.0% of the shares subject to Options that were eligible to be amended pursuant to the Solicitation. As a result, Options to purchase an aggregate of 2,631,146 shares of common stock have been amended to convert their respective exercise prices from CAD to USD.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Helius medical technologies, inc.

By:	/s/ Philippe Deschamps
Philippe Deschamps
President and Chief Executive Officer

Dated: August 9, 2018